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                          August 2, 2023

       Dana Brown
       Chief Executive Officer
       iCAD, Inc.
       98 Spit Brook Road, Suite 100
       Nashua, New Hampshire 03062

                                                        Re: iCAD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 26, 2023
                                                            File No. 333-273459

       Dear Dana Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Jeff Baumel